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                               May 16, 2024

       Yehuda Levy
       Chief Executive Officer
       EzFill Holdings, Inc.
       67 NW 183rd St.
       Miami, Florida 33169

                                                        Re: EzFill Holdings,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 8, 2024
                                                            File No. 333-275761

       Dear Yehuda Levy:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed May 8, 2024

       Cover Page

   1. We note your disclosure on the prospectus cover page that your "common stock is listed on the Nasdaq Capital
Market under the symbol    EZFL.    We also note your disclosure
                                                        on page 13 that the
company received a delist determination letter from Nasdaq and that an appeal hearing was
held on May 2, 2024. Please revise the cover page to disclose the delist determination
letter and include a cross-reference to the applicable risk factor on page 13. To the extent
your listing status changes, please revise as applicable. Lastly, if the securities being
offered are not listed on a national securities exchange, please disclose the principal United
States market where the company has sought and achieved quotation.
                                                        Refer to Item 501(b)(4)
of Regulation S-K.
 Yehuda Levy
FirstName  LastNameYehuda  Levy
EzFill Holdings, Inc.
Comapany
May        NameEzFill Holdings, Inc.
     16, 2024
May 16,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary, page 2

2. We note your revised disclosure that Mr. Farkas "is a significant lender to the Company,"
         as well as your deleted disclosure that Mr. Farkas has "lent sums amounting to $2,934,650 through issuance of 15 promissory notes to Next Charging." Please revise to quantify the total amount outstanding (including accrued interest) that Mr. Farkas and/or NextNRG has loaned to you, including up through the Third April 2024 Note that you discuss on page
         53.

         In connection therewith, we note that such notes are due "upon the Company completing a capital raise of at least $3,000,000," and that NextNRG has the right to convert such notes into your common stock upon default. Please revise to address whether you are at risk of default upon consummation of this offering, and to the extent that such notes will convert into your common stock upon default, discuss the resulting dilution risks to investors in this offering. In this regard, while we note your disclosure that you intend to use
         "approximately $920,000 [of the proceeds] for repayment of debt with an interest rate of
         8%," it appears that you will continue to have outstanding convertible debt after such contemplated repayment and that such debt may convert into your common stock, thereby diluting investors.
       Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jeff Cahlon